FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2026

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda Provides an Update regarding Jury Verdict in AMITIZA® (lubiprostone) Antitrust Litigation in the U.S. and Related Revision to FY2025 Financial Results

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 19, 2026	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release
Takeda Provides an Update regarding Jury Verdict in AMITIZA®
(lubiprostone) Antitrust Litigation in the U.S. and Related Revision to
FY2025 Financial Results
OSAKA, Japan and CAMBRIDGE, Massachusetts, May 18, 2026 - Takeda (TSE:4502/NYSE:TAK) today announced that on May 18, 2026 (U.S. Eastern Time), a jury in the U.S. District Court for the District of Massachusetts returned a verdict against Takeda in the AMITIZA® (lubiprostone) antitrust litigation and awarded plaintiffs USD 884,943,990 in single damages. Under U.S. antitrust law, the damages awarded to the wholesaler class (USD 474,897,965 in single damages) and individual retailers (collectively USD 346,837,646 in single damages) will be automatically trebled upon entry of judgment. The damages awarded to the end payor class are subject to further proceedings prior to entry of judgment. Takeda will vigorously pursue post-trial motions and an appeal.

Since 2021, several antitrust actions have been filed against three Takeda owned corporate entities (Takeda Pharmaceutical Company Limited, Takeda Pharmaceuticals U.S.A., Inc., and Takeda Pharmaceuticals America, Inc.) in the U.S. District Court for the District of Massachusetts. The pending case consolidates actions filed by a putative class of wholesalers, a putative class of third-party payors, and individual retailer plaintiffs. The plaintiffs collectively allege that a settlement that Takeda and Sucampo Pharmaceuticals, Inc. (“Sucampo”) entered into in 2014 with Par Pharmaceutical, Inc. (“Par”) to resolve patent litigation claims related to Par’s generic formulation of AMITIZA was anticompetitive.

The settlement agreement resolved patent litigation through an arms-length negotiation process, which was consistent with the Hatch-Waxman framework. The settlement agreement specifically allowed Par to launch an authorized generic on January 1, 2021, more than six years before patents covering AMITIZA would have expired and seventeen months before Par’s own Abbreviated New Drug Application was approved. Other generic entrants followed pursuant to their licensed entry dates. AMITIZA is a prescription medicine approved by the U.S. Food and Drug Administration in 2006 for the treatment of chronic idiopathic constipation in adults. Takeda’s collaboration and license agreement with Sucampo related to AMITIZA was terminated as of March 31, 2024, and Takeda no longer sells or markets AMITIZA.

Takeda stated: “We remain firm in our conviction that the plaintiffs’ case lacks merit, and we will vigorously pursue post-trial motions and an appeal. We also believe that there were both evidentiary and legal errors made during the trial. While we are disappointed with this outcome, we thank the jury for its service.”

The jury’s verdict is not enforceable until the court enters judgment at a later date, and the amount of any liability that may ultimately be imposed on Takeda has not yet been finalized. Under U.S. antitrust law, the damages awarded to the wholesaler class and the individual retailers are subject to statutory trebling; however, the final amount of damages awarded to the end payor class may still be adjusted in connection with additional court proceedings prior to the entry of judgment.

Takeda is currently assessing the amount of the provision to be recognized in its consolidated financial statements for the fiscal year ended March 31, 2026 (FY2025) in relation to this matter. Once that amount is determined, Takeda will, as soon as practicable, record a provision as a subsequent event that relates to a condition that existed as of March 31, 2026, revise its FY2025 consolidated financial statements, and re-file a revised FY2025 Earnings Report with the Tokyo Stock Exchange and revise other FY2025 financial materials reflecting the impact of the provision in due course. This outcome will not have any impact on Takeda’s FY2025 Core financial results.

Takeda does not expect its FY2026 financial forecast or Management Guidance to be materially impacted, except for the adjusted free cash flow forecast, depending upon the amount and timing of any payment. We will revise the FY2026 financial forecast and Management Guidance, as necessary, once our assessment is completed.

About Takeda
Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries. For more information, visit www.takeda.com.

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this press release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.

The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

The product names appearing in this document are trademarks or registered trademarks owned by Takeda, or their respective owners.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects”, “forecasts”, “outlook” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States and with respect to international trade relations; competitive pressures and developments; changes to applicable laws and regulations, including drug pricing, tax, tariff and other trade-related rules; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic; the success of our environmental sustainability efforts, in enabling us to reduce our greenhouse gas emissions or meet our other environmental goals; the extent to which our efforts to increase efficiency, productivity or cost-savings, such as the integration of digital technologies, including artificial intelligence, in our business or other initiatives to restructure our operations will lead to the expected benefits; and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings-and-security-reports/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

Investor Relations
Christopher O’Reilly
Christopher.oreilly@takeda.com
+81(0)90-6481-3412

Media Contacts
Media Relations
Media_Relations@takeda.com
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